United States securities and exchange commission logo





                            April 30, 2020

       Jason Child
       Senior Vice President and Chief Financial Officer
       Splunk, Inc.
       270 Brannan Street
       San Francisco, California 94107

                                                        Re: Splunk, Inc.
                                                            Form 10-K for the
Year Ended January 31, 2020
                                                            Filed March 26,
2020
                                                            File No. 001-35498

       Dear Mr. Child:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended January 31, 2020

       (1) Description of the Business and Significant Accounting Policies Revenue Recognition, page 74

   1. We note contracts with your customers often contain multiple performance obligations which you account for
separately if they are distinct. With respect to such contracts, please provide a
description of the distinct performance obligations, an explanation of when they are typically
satisfied, significant contractual terms and conditions, and the nature of the goods and
services that you promise to transfer. Refer to ASC 606-10-50-17 to 50-19.
   2. Please disclose the methods, inputs and assumptions that you use in estimating the transaction prices of
your contracts and your consideration of the effects of variable consideration where
applicable. In this regard, we note on page seven that you provide flexible pricing
options for customers of all sizes. Refer to ASC 606-10-50-20.
 Jason Child
Splunk, Inc.
April 30, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameJason Child                             Sincerely,
Comapany NameSplunk, Inc.
                                                          Division of
Corporation Finance
April 30, 2020 Page 2                                     Office of Technology
FirstName LastName